082-35029 **SUPPL**

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

May 6, 2009

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 082-35029

Enclosed is a notice/release from the Westfield Group regarding proxy and poll results for the annual general meeting of Westfield Holdings Limited and meetings of members of Westfield America Trust and Westfield Trust which were held on May 6, 2009. This information was sent/released to the members of Westfield Group on May 6, 2009. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Ms. Aline Taireh
Title: Assistant Secretary

Enclosures

5/18

6 May 2009

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX: WDC)
PROXY AND POLL RESULTS FOR ANNUAL GENERAL MEETING OF WESTFIELD HOLDINGS LIMITED AND MEETINGS OF MEMBERS OF WESTFIELD AMERICA TRUST AND WESTFIELD TRUST HELD ON 6 MAY 2009

A schedule setting out the proxy and poll results for the Annual General Meeting of Westfield Holdings Limited and the meetings of members of Westfield America Trust and Westfield Trust held today is attached.

Resolutions 2 to 7 put to the meetings were passed on a show of hands with the required majorities. Resolution 8 was determined and passed on a poll.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

Westfield

Westfield Holdings Limited ABN 66 001 671 496

Disclosure of Proxy Results for Annual General Meeting held on Wednesday, 6 May 2009.

Resolutions 2 to 7 listed below were decided and passed on a show of hands at the meeting as ordinary resolutions.

	Proxy Votes				
Item	**For**	**Against**	**Open/at Proxy's Discretion**	**Abstain**	**Total No. of Proxy Votes Exercisable**
2 Remuneration Report	1,299,885,158 90.61%	122,886,780 8.57%	11,700,277 0.82%	6,908,266	1,434,472,215
3 Re-election of R L Furman	1,425,624,725 99.02%	2,193,361 0.15%	11,936,170 0.83%	1,612,608	1,439,754,256
4 Re-election of S P Johns	927,745,817 64.46%	499,640,426 34.71%	11,932,602 0.83%	1,634,643	1,439,318,845
5 Re-election of S M Lowy	1,327,670,283 92.21%	100,300,678 6.97%	11,909,042 0.82%	1,499,678	1,439,880,003
6 Election of P H Goldsmith	1,424,757,024 98.96%	3,071,103 0.21%	11,939,416 0.83%	1,609,688	1,439,767,543
7 Election of B M Schwartz	1,397,068,100 97.09%	29,881,889 2.08%	11,984,044 0.83%	2,445,648	1,438,934,033

Westfield

Westfield Holdings Limited ABN 66 001 671 496
Westfield America Trust ARSN 092 058 449
Westfield Trust ARSN 090 849 746

Disclosure of Proxy and Poll Results for Annual General Meeting held on Wednesday, 6 May 2009. Resolution 8 was an ordinary resolution for all three entities for the purposes of the listing rules and a special resolution for the purposes of Westfield Trust and Westfield America Trust. Resolution 8 was determined and passed on a poll.

Pursuant to section 253J of the Corporations Act, the special resolution before the meeting was determined and passed on a poll.

	Proxy Votes Ordinary Resolution					Poll Results (1) Ordinary Resolution			
Item	**For**	**Against**	**Open/at Proxy's Discretion**	**Abstain**	**Total No. of Proxy Votes Exercisable**	**Total Votes in Favour**	**Total Votes Against**	**Abstain**	**Passed/ Defeated**
8 Ratification of placement	195,255,229 93.17%	2,366,566 1.13%	11,955,383 5.70%	1,389,786	209,577,178	210,763,048 98.88%	2,380,412 1.12%	1,400,819	Passed
	Proxy Votes Special Resolution					**Poll Results (1) Special Resolution (by value)**			
Item	**For**	**Against**	**Open/at Proxy's Discretion**	**Abstain**	**Total No. of Proxy Votes Exercisable**	**Total Votes in Favour (by value)**	**Total Votes Against (by value)**	**Abstain (by value)**	**Passed/ Defeated**
8 Ratification of placement	510,910,542 97.01%	3,812,043 0.72%	11,955,383 2.27%	1,389,786	526,677,968	$5,366,219,280.91 99.28%	$39,000,462.06 0.72%	$873,764,097.67	Passed

1. For the purposes of section 253C of the Corporations Act, the total value of votes cast for Westfield Trust was $3,767,031,193.08 and the total value of votes cast for Westfield America Trust was $1,638,188,549.89.

6 May 2009

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone **02 9358 7000**
Facsimile **02 9358 7077**
Internet **www.westfield.com**

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX: WDC)
Annual General Meeting – 6 May 2009
Address to Members

Attached is a copy of the address by the Chairman and Professor Hilmer as Chair of the Remuneration Committee which is to be given at today's Annual General Meeting of the Westfield Group.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

Westfield

ADDRESS TO MEMBERS
WESTFIELD GROUP ANNUAL GENERAL MEETING
HELD ON WEDNESDAY, 6 MAY 2009 AT 10:00AM
GRAND BALLROOM, SOFITEL WENTWORTH SYDNEY
61 – 101 PHILLIP STREET, SYDNEY

CHECK AGAINST DELIVERY

Ladies and gentlemen

We are obviously in the midst of very challenging times. The most challenging in the Group's experience.

Despite this, Westfield continues to exhibit the hallmarks that have served it well over its 49-year history. Over that time, we have built a company which is a leader in its market – not just in Australia – but globally. Whether times are good, or tough, as they are at present, our focus is on making decisions which position us for long term success.

There is much hard work ahead and difficult times to work through but at Westfield, we fully expect that we will emerge from current economic conditions even stronger than before.

I say this because Westfield has a strong Board, a proven executive team and a business model that is founded on a strong balance sheet and sound operating performance. This company is built to last.

Our underlying business is proving resilient, and our geographic spread has meant that in 2008, when most companies failed to meet their financial forecasts and cut distributions, we actually delivered the increase in operating segment earnings we forecast early last year.

For the year, operating segment earnings were up 10.4% to $1.94 billion on the previous year, and we distributed 106.5 cents per security, the same as in 2007.

That is a remarkable achievement when you consider what was happening in the global economy throughout 2008.

We could achieve that result for several reasons.

Firstly, even though we are living through an unprecedented economic downturn, we should remember that shopping centres are irreplaceable components of urban and suburban infrastructure.

They have become part of the fabric of society. Today, people use them more often, and for more things than just shopping.

And most of our shopping centres are of the highest quality.

It means they are attractive to retailers and shoppers and continue to perform well relative to lesser assets, even when times are tough.

They outperform in good times, and are resilient during economic downturns.

Last year, Australian retail sales were solid, up 3.7%; New Zealand was down 1.2% and US specialty store sales were down 6.8%. In the UK, retail sales in London grew 3.8% but fell 0.7% nationally.

In summary, the solid performance of Australia has offset the challenging conditions in US, UK and NZ.

These trends have continued for each market in the first quarter of this year, with some tentative signs of improvement in retail sales in the UK.

The Group's global portfolio is 96% leased, down from 97.1% in December, with an increase in store closures in both the US and UK during the quarter.

While the global economy was slowing last year there was still plenty of activity within the Westfield Group. During 2008, we successfully leased and completed 9 major developments at a cost of $5.6 billion.

In October we opened Westfield London in the UK, and the redeveloped Doncaster in Melbourne.

Just as our centre at Bondi Junction set a new standard for shopping centres when it opened several years ago, Westfield London has raised the bar yet again.

It features retailers never before seen in shopping centres anywhere in the world, and its design and facilities have drawn universal praise.

Since it opened in October last year Westfield London has traded well with solid customer traffic and retail sales.

In its first six months of operation, there have been almost 12 million customer visits to the centre. That's 12 million visits to a centre that simply didn't exist six months earlier. More than 20 million customers are expected to visit the centre in the first year.

We were told that this is not the time to open such a centre – on the eve of a recession.

My answer is that we build our centres for the long term, not one or two years. We have opened plenty of centres in tough times. Parramatta and Miranda here in Sydney are just two examples and both are now powerhouse shopping centres.

There is no doubt that Westfield London will become a landmark retail destination for London, and a beacon of the Westfield brand not just in the UK, but globally.

It was especially pleasing for me that the Group was able to relaunch the new Doncaster because that centre has a special place in my memory.

It was one of the first centres we built in Melbourne – at the time in the middle of apple orchards and farms.

Today, it has more than doubled in size and serves a high-income population with a variety of retailers and specialty food stores that are beyond anything we could have imagined back in the 1960s.

Although we have historically, and will continue, to mark ourselves against our own objectives and standards I am pleased to say that the Group's performance when compared with its peers was also commendable.

Since the start of 2008 until now, while the Group's share market performance has been negative, we have outperformed the Australian Listed Property Trust Index by 19%, no small feat given that we now account for over 50% of that index.

We also outperformed the Global REIT index by nearly 3%.

We have also outperformed most of our listed peers both in Australia and globally.

You might be asking yourself at this point how is it that with this strong performance and balance sheet the Group managed to record a fall in profit in 2008 – the first in our 48-year history.

The answer is that a few years ago when Australia adopted new accounting standards it required companies to attribute rises or falls in asset revaluations to the income statement.

This meant in years when revaluations went up the reported profit was abnormally high.

Indeed, during these years we very consciously focused on and spoke about our operational earnings – in other words, our cash profits - rather than the superficially more positive number produced by the new accounting standards.

In 2007 for instance, assets were revalued upwards by $5.1 billion and our new accounting profit for that year was $5.5 billion. But we chose not to promote that number. Instead, we focused on our operational segment earnings of $1.8 billion.

To us, that was the relevant figure and the true measure of our performance.

This year of course it went the other way and we saw a reduction of property values of $3.3 billion. Although our operational segment earnings were up 10.4%, the result prepared under the new system was a loss of $2.2 billion.

In my view, this new accounting approach does not provide investors with an accurate and relevant measure of our company's performance.

The ups and downs of property revaluations from year to year have little short-term relevance to a Group like ours because we don't treat our shopping centres as trading stock.

The real profit we make and distribute to shareholders depends on how well we operate our centres – on what we earn in rent and other income, as well as providing services to our partners.

That real profit has nothing to do with short-term movements, up or down, in the value of our property portfolio.

Looking longer term, as we do, despite the drop in values this year, since the merger in 2004, the Group has achieved cumulative asset revaluation gains to 31 December 2008 of nearly $10 billion.

So in recent times, you can see that our assets have grown in value far more than they have fallen in the short term in response to the global financial downturn.

And when they start to recover that value in the future, be assured that we will still be talking to you much more about the operating side of our business.

Ladies and gentlemen

The speed and depth of the global recession has devastated global share markets; it has destroyed many companies, and the governments of the world are taking unprecedented action to minimise the losses and restore confidence.

When share markets collapse on this scale they do not discriminate.

Solid companies with good prospects are punished along with companies that are overburdened with debt or badly managed.

No company is immune from this downturn.

Westfield is also not immune. But, as I hope you can see from what I've said, we are different.

We have always managed for the long-term, looking ahead, anticipating events and planning accordingly.

This episode we are living through now is no exception.

In the good times, we took steps to prepare for the bad times.

We have no crystal ball, but it was clear to us some time ago that the days of cheap, easily available capital and unrealistic asset prices would not last forever.

We began to re-position the company, starting several years ago with the merger in 2004.

We took steps to strengthen the balance sheet, with a clear strategy to own the best shopping centres in the best markets.

To that end we sold 14 shopping centres outright, a move which was dilutive to our earnings at the time and which was queried by many in the market.

We sold shopping centres when others were buying.

The sale of those assets, along with joint ventures and the issuing of equity, raised $10.5 billion. And then the balance sheet was further strengthened this year when we raised a further $3.2 billion.

Over the past couple of years we also had opportunities to buy many new centres, but we passed them up, believing they were too expensive.

Management and the board maintained its financial discipline and retained our capital, and avoided paying prices that were too high.

Today, we can all be very glad we took that disciplined approach. Sometimes it's not so much what you do, but what you don't do.

The net result of this long-term planning is that we have relatively low debt, with a gearing ratio of around 35% and over $7 billion of liquidity.

All these things were achieved through careful planning and looking ahead.

And right now we are looking ahead again, planning and positioning the Group for the recovery when it comes.

Ladies and gentlemen

We are under no illusions about the tremendous challenge facing all companies, including Westfield, right now.

To navigate our way through this period of uncertainty will require all our resources. It will require an extraordinary effort by all of us.

But the board, our executives, me – we are all committed to doing just that, and I would like to thank the board and our executive team for their efforts in these difficult times.

In fact, I'm delighted to welcome to the meeting today our entire senior management team, our managers from around the world, who are meeting here in Sydney this week.

We are currently taking a very conservative approach given the economic climate.

The reality is that many of our retailers are under pressure; it is difficult to maintain the high occupancy rate we have enjoyed historically in some of our shopping centres; the leasing environment is undoubtedly tough.

We have therefore reviewed the timing of our redevelopment program and we are continually looking at ways to reduce the cost of our operations.

We expect that our net operating income for the year ahead in the US and UK will decline. New Zealand is also expected to be a challenging market while Australia currently shows signs of proving more resilient.

We took all this into account when we made our forecasts earlier this year and our performance in the first quarter is consistent with those assumptions.

Accordingly, I can reconfirm our February forecast that operational earnings, and distribution, will be in the range of 94-97 cents per security for 2009. That assumes no material worsening in global economic conditions.

Despite holding back on the start of many projects, we are continuing with our pre-development work so that these will be ready to go when the time is right.

We are also moving ahead with our two biggest developments – at Stratford in London adjacent to the Olympic site, and at Centrepoint here in the Sydney CBD.

I believe that when they are ready for opening they will catch the wave of the recovery and prosper.

I have seen this many times over our 49-year history. Shopping centres were built in a downturn but they were finished, and leased up and ready to go when the cycle turned.

In addition to these development projects we should also remember that other opportunities should come our way during this downturn.

Again, this has been the case in the past, and because we entered this downturn from a position of relative strength we are well placed to take advantage of these opportunities, if they make sense for us.

We want to be in a position not just to survive, but to thrive, when the cycle turns.

I ask for your support as we face this challenge, and thank you for your continuing faith in Westfield.

[Break for procedural matters]

Professor Hilmer invited to speak

Professor Fred Hilmer as Chair of the Remuneration Committee

Thank you Chairman.

As the Chairman has noted, I am the Chair of the Remuneration Committee. The other members of the Committee are David Gonski and Roy Furman.

The Remuneration Committee spends considerable time each year on two essential tasks.

First, we formulate policies for the Group on all remuneration issues including the Group's equity linked incentive plans.

Secondly, we review proposals on the remuneration packages of the Senior Executive Team – the top 20 executives in the Group - and make recommendations to the Board.

The Committee's recommendations go to the full Board for endorsement.

The Group has well defined policies and governance processes which have been developed and applied consistently over the years. They are policies which reflect the working culture of the Group and its executive team.

Our remuneration policies must enable us to attract and retain the best executive talent from around the world. Westfield is a unique company. It is a global leader in its industry and the executives manage a global business from an Australian base. There are very few companies in Australia that can make a similar claim. Running a global business on the scale of the Westfield Group's business is far from easy. It demands a highly skilled, committed and flexible management team.

Over a long period, our executive team, has demonstrated the qualities and commitment which are required to get the job done – even in difficult circumstances. The team is highly regarded – not only by the Board, but by our competitors, our peers at home and abroad, and by the investment community and market commentators who regularly assess our performance

At Westfield, we measure the performance of our team against operational targets which are determined at the start of each year. Those targets relate to every aspect of the Group's business. Our focus is on creating and developing a business which delivers strong and sustainable returns to members over time and our performance targets reflect that.

We do not remunerate executives based on movements, up or down, in the Group's share price. We did not fall into that trap when the share price was rising and the same applies in a falling market. The Board's view is that executives should focus on driving the underlying business and not on the share price. If we encourage and reward sound operating performance and strategic decision making, members will be rewarded, over time, by superior share market performance.

How do we know that this philosophy is working? Operating performance is the best guide and we are very proud of our operating record over many years.

We get plenty of direct feedback from the global investment community which acknowledges the high standards Westfield has achieved over many years and the high regard in which the executive team is held.

The Committee also has access to independent reports which assess the performance of the executive team in a range of areas including the effectiveness of the CEO, the capability of the Senior Executive Team, the reliability of our predictions, our focus on enhancing shareholder wealth and the clarity of Group's long term growth strategy. In every one of those, your executive team ranks at or near the top when measured against other major Australian corporates.

We have not only been successful in attracting the top talent, we have been able to retain their services over a lengthy period. The average age of our Senior Executive Team is around 50 and the length of service is an average of approximately 11 years. This continuity is very important to our business.

Until recently, retention of our team has been a difficult business issue for the Group given the strong competition for top executive talent – not only from our traditional competitors in Australia, but increasingly from the offshore markets where we operate and some of the developing markets in Asia and the Middle East. Our remuneration policies have enabled us to meet that challenge.

Apart from attracting and retaining talented executives, our other significant objective in setting remuneration policy is to align the interests of the Senior Executive Team with your interests as members.

We look to do this in a number of ways.

By adopting a standard remuneration package which incorporates a reasonable base salary with additional "at risk" rewards which are earned based on both personal performance and group

performance, the Board believes that we properly incentivise our senior executives to achieve operating targets which are consistent with sustainable growth in shareholder wealth. The more senior the executive, the greater the proportion of his or her salary which is at risk and dependent on performance. We believe that is in your interests as members.

We also create a proper alignment between the Senior Executive Team and members by requiring that executives remain with the Group for up to 5 years before receiving the full value of their equity linked awards. This unusually long vesting period is a vital element in the retention of the Senior Executive Team.

Finally, the value of awards made to executives under the equity linked plans mirrors the performance of your securities on the ASX. If the share price falls, so do the value of the awards for the executive.

Those of you who have read the Remuneration Report will have noticed that the remuneration of the senior executives disclosed in the Report has reduced significantly in the current year as a consequence of the falling share price.

We are not happy that this has occurred but it does demonstrate an appropriate level of alignment between your interests as members and the remuneration of our Senior Executive Team.

The Committee's recommendations to the Board are made with the benefit of independent expert advice and then we overlay commercial considerations on that.

In 2008, despite the unusually difficult operating environment, we recognised the extremely strong performance of the management team which the Chairman has already referred to and I won't repeat. However, I would remind members that there were very few reporting entities which achieved operating earnings growth in 2008 as Westfield was able to achieve. The Group forecast its full year distribution in January 2008 and delivered on that forecast at the end of the year.

However, when the Committee met in October/November, we were also conscious that the global environment was deteriorating and that it was likely that 2009 would be a difficult year.

On that basis, the Remuneration Committee and the Board decided to freeze remuneration for the Board and the Senior Executive Team at 2008 levels. This meant that (subject to only a couple of exceptions):

- There was no increase in Non-Executive Director's fees.
- The 2008 performance bonuses were kept at or below the level paid in 2007.

- There were no salary increases for the Senior Executive Team in 2009.
- The freeze for 2009 was also applied to potential performance bonuses for FY09 and to all equity-linked incentives.

In short, the remuneration of the Group's top 20 executives, including the Chairman and the Group Managing Directors, was frozen at the level paid in 2008.

As the Chairman has noted, 2009 is shaping as a challenging year. The Group's performance in the current climate will be a key factor considered by the Remuneration Committee and the Board when deciding performance bonuses for 2009 and the appropriate levels of remuneration for 2010. Those are decisions that will be taken in the usual cycle in October/November of this year.

Before closing, I would like to respond to comments made by one or two commentators regarding the level of Frank Lowy's remuneration as Executive Chairman and Chief Executive Officer of the Group. It is not generally our practice to discuss or debate the remuneration of individual executives beyond what is disclosed in the Remuneration Report. However, in this case, I will make an exception.

Just as Westfield is a unique company, Frank Lowy is a unique CEO. Frank oversees a global business which is managed from Australia. After almost 50 years of growth, Frank leads a global property business which is the largest, by market capitalisation, in the world. Frank's knowledge of the retail property industry and industry participants both locally and internationally, as well as his status as one of Australia's most respected and influential Chief Executive Officers, is not in question.

Frank's remuneration today reflects both his outstanding continuing contribution to the Group and his historical remuneration arrangements. His remuneration package consists largely of a base salary and a performance bonus.

Frank's base salary has been steady at $8 million since 2005. His performance bonus in 2008 was $7 million, the same amount as was paid in 2007.

Frank has not participated in the Group's equity linked incentive plans for around 20 years. Given his very significant shareholding in the Group over that time, the Board has never been concerned by any lack of alignment between his remuneration and the interests of members.

When considering Frank's position last year, the Committee had 3 options for his remuneration. To increase it, to leave it flat or to reduce it.

Given the current economic conditions and the general remuneration policy for the Senior Executive Team which I have already referred to, the Committee did not consider an increase was appropriate.

In the circumstances prevailing at that time and having regard to the performance of the management team in 2008, the Committee did not consider that a decrease in base salary or performance bonus was warranted or appropriate. In view of what the Group was able to achieve in extremely difficult market conditions, the Committee took the view that to reduce the CEO's remuneration would not have been a fair reflection of his performance or the Group's performance. Nor would it have been an appropriate message to send to investors, potential investors or market observers regarding the Board's view of the Group's performance in 2008.

Taking into account external advice, the Committee formed the view that it was appropriate to freeze Frank's cash remuneration for 2008 at the same level as 2007. Based on the targets set at the end of 2007, Frank was entitled to a higher bonus, but it was agreed that, in keeping with the rest of the Senior Executive Team, that bonus should be frozen. Further, Frank's salary and maximum performance bonus for 2009 have also been frozen at 2007 levels. A decision on his final performance bonus for 2009 will be made later this year in light of the market conditions prevailing at that time and the performance of the Westfield Group in 2009.

Ladies and gentlemen, remuneration issues involve difficult judgements and policy making. I hope what I have been able to convey is a message that Westfield has a sound remuneration process, an appropriate governance structure for dealing with these issues and a willingness to adjust to market circumstances as required. Our policies are designed to align the Group's remuneration practices with your interests as members. The fact that today we have in place a world class management team and that we are navigating through these unusually difficult times far better than the industry as a whole is the best evidence that the policies are working.

We believe there is a high level of shareholder support for a remuneration philosophy which focuses on the long term and on pay for performance. We hear it in our face to face meetings with investors and it is evident today in the very high vote in favour of the Remuneration Report.

Thank you for your attention. I would now like to hand the meeting back to the Chairman for questions on this Item.

[Break for procedural matters]

The Chairman resumes the address

Chairman

Before I move to the election of directors I would like to speak in general terms about our Board and governance arrangements.

I would like to thank the Board on its significant contribution to the Group's business. The relationship between the Board and management has been a key to Westfield's success over many years.

The Board allows management to run the business day to day. In return, it expects - and gets - the best and most current information management can provide. We try to identify opportunities and issues and discuss them with the Board well in advance of any decision being required. The Board is then involved in setting strategy and in making all major decisions affecting your interests.

A successful Board always involves a bit of a balancing act. You need experienced Directors with an understanding of Westfield's past as well as new directors with fresh ideas and new ways of looking at things. You need Executive Directors with a deep knowledge of how the business runs and Non Executive Directors with broad experience in other industries or different markets. You need a Board with a broad cross section of skills.

And the Board should constantly be looking to improve itself and its processes.

In 2004, the Board commissioned an independent assessment of its own capabilities and effectiveness. Cameron Ralph, a firm specialising in corporate governance, found the Westfield Board demonstrated superior capabilities across a broad range of categories.

Cameron Ralph noted the strong mix of skills amongst the Directors, the disciplined decision making processes which focus on the big issues, the strong influence of the Non Executive Directors on management proposals, and most importantly, the highly successful group dynamic that allows vigorous debate at the Board table, yet fosters respect and trust.

Finally, they observed that although some directors had been on the Board for a lengthy period, and I'll quote them here – "there was evidence of sustained diligence and highly independent thought and action on the part of those directors".

Cameron Ralph also made recommendations for improvement – every one of which was implemented immediately. Those recommendations were fully disclosed in our annual report back in 2004 so I

won't go over each one.

One of the recommendations dealt with the make up of the Board. Cameron Ralph highlighted the need to continue regeneration and renewal of the Board. They recommended the appointment of an additional independent director. That appointment was made immediately.

But we have gone well beyond that. In the same year, we restructured the Board in conjunction with the merger.

Over the past 18 months we have added John McFarlane, Judith Sloan and Lord Peter Goldsmith to the Board and today you will consider the appointment of Brian Schwartz. These appointments are part of that process of board renewal.

We now have Non Executive Directors who are resident in the United States and the United Kingdom, two of our most important markets. Roy Furman is a New Yorker and Peter Goldsmith lives and works in London. Their local perspective on those markets is an important element in Board discussions and decisions.

The Board today strikes a balance between new and long serving Directors.

Of the Non Executive Directors, Fred Hilmer and David Gonski definitely qualify as long serving.

I have heard the suggestions from some commentators that Fred and David are no longer independent because of the length of their service. I can only say that these are observations based on a governance formula which takes no account of the continuing contribution of these two Directors. Both have long and distinguished careers in business and in public life. Both have long been recognised as leading contributors to the debate on commercial and governance issues in this country.

Most importantly, Fred and David continue to make an enormous contribution to the business of the Westfield Group Board. From the date of their appointment until today, that contribution has been made in an open, frank and independent way. That is the standard we expect from all Directors whether they have been on the Board for 1 year or for 20.

To those who say that Directors should retire when they achieve a certain length of service, I say that we need and want experienced Directors on the Westfield Board. For so long as Directors continue to perform their role with the necessary enthusiasm, commitment and skill, we will not seek to replace them simply to satisfy arbitrary governance principles.

Whether or not we classify directors as independent for governance purposes, my expectation of every Director is that they will contribute to the Board debate in a frank an independent way, which gives the Board the benefit of the experience and skills which each director brings to the Board table. And that applies equally to all members of the Lowy family who sit on the Board. Each of myself, David, Peter and Steven frequently express different points of view at meetings. The Lowy's do not speak with one voice and the Board would be a less dynamic forum if we did.

Of course Peter and Steven as Group Managing Directors and myself as Chairman are deeply involved in the day to day running of the business. Steven and I live and work in Australia and Peter has lived in America for quite a while. We all travel extensively in each market where the Group operates and we visit other markets as well. We like to think that we bring to the table a wealth of operating experience, built up over many years together at the coal face.

David Lowy brings a different perspective to the Board. For 13 years he served as Managing Director. In the year 2000, he became a Non Executive Director when he left his executive role with the Group to manage the Lowy Family Group of companies. These days David thinks more like an investor than an operational executive. He asks the questions that shareholders would ask if they were in the room. He has his finger on the pulse of equity and capital markets around the world and has access to the thoughts and opinions of many of the worlds leading investors, fund managers and advisors.

David is also the Group's Deputy Chair and Chairman of the Board Risk Management Committee. His contribution to the Board, like that of Steven, Peter and each and every Director who sits on the Board, is both valuable and unique.

I will say a bit more on the topic of independence when we deal with the resolution for the re-election of Stephen Johns.

Before moving to the formal resolutions, I would like to acknowledge today the contribution of Carla Zampatti to the Westfield Group since she was elected a director in 1997. Carla has announced her intention not to stand for re-election today.

Carla's achievements in the retail and fashion industries are legendary, and because of this she was always able to bring a unique and highly valued perspective to the deliberations of the board.

But Carla is not only an accomplished businesswoman. She is a pleasure to work with: always gracious, always charming, and she will be missed by us all.

Thank you Carla.

-ENDS-